                                        Filed by Autoweb.com, Inc. (Commission
                                        File No. 000-25577) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 Subject Company: autobytel.com inc. (Commission File No. 000-22239)


                                FIRST SUPPLEMENT
                                       TO
                        JOINT PROXY STATEMENT/PROSPECTUS
                                       OF
                               AUTOBYTEL.COM INC.
                                       AND
                                AUTOWEB.COM INC.

                              DATED AUGUST 1, 2001


To the Stockholders of autobytel.com inc. ("Autobytel") and the Stockholders of Autoweb.com, Inc. ("Autoweb"):

     The following information amends and supplements the Joint Proxy Statement/Prospectus dated July 18, 2001 of Autobytel and Autoweb (the "Joint Proxy Statement/Prospectus"), concerning the proposed merger of Autoweb into a wholly-owned subsidiary of Autobytel after which, each share of Autoweb common stock will be exchanged for 0.3553 shares of Autobytel common stock and certain options to purchase Autoweb common stock will be assumed by Autobytel with appropriate adjustments (the "Merger").

     This First Supplement, dated August 1, 2001, to the Joint Proxy Statement/Prospectus (the "Supplement") provides information with respect to certain lawsuits that have been filed against certain of the underwriters of Autobytel's initial public offering.

     On Wednesday, July 25, 2001, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York against some of the underwriters involved in Autobytel's initial public offering. The complaint alleges violations of the Securities Act of 1933 and of the Securities Exchange Act of 1934 involving alleged undisclosed compensation to the underwriters and improper practices by the underwriters in connection with Autobytel's initial public offering. The complaint seeks unspecified damages. These alleged violations are similar to those made against Autoweb and some of its underwriters in the lawsuits against them relating to Autoweb's initial public offering which are described in the Joint Proxy Statement/Prospectus.

     It is not unusual, when securities class actions are filed, to see other plaintiffs filing additional lawsuits making similar allegations to those filed in the original case. There are already similar lawsuits pending against some of the same underwriters, with respect to the initial public offerings of other companies, many of which also make claims against the companies involved and their officers and directors.

     Although the lawsuit filed on July 25, 2001 does not name Autobytel or any of its officers or directors, if additional lawsuits are filed by other plaintiffs, it is possible that those could include claims against Autobytel or its officers or directors. Autobytel is not aware of any practices by its underwriters such as those described in the complaint which was filed on July 25, 2001. If Autobytel or its officers or directors are named in any additional lawsuits filed or are added as defendants in the lawsuit which has been filed, Autobytel believes it and the officers and directors would have meritorious defenses in any such proceedings and would intend, if named, to vigorously defend any actions filed. However, any litigation of this type, even if not meritorious, could result in substantial costs and diversion of resources and management's attention. In addition, an adverse outcome in any such litigation could materially affect Autobytel's, or, after the Merger, the combined companies' business, results of operations and financial condition. Autobytel believes that, should this or any similar claim be successful, it would have a right to indemnification from the underwriters involved in its initial public offering.

     Autobytel and Autoweb appreciate your consideration of this matter.

                                           Mark W. Lorimer
                                           President and Chief Executive Officer
                                           autobytel.com inc.

                                           Jeffrey A. Schwartz
                                           President and Chief Executive Officer
                                           Autoweb.com, Inc.

IF A STOCKHOLDER HAS ALREADY RETURNED A PROXY CARD AND WISHES TO CHANGE THE VOTE CAST, THE STOCKHOLDER MAY DO SO BY: 1) DELIVERING A SIGNED SUBSEQUENT PROXY; 2) DELIVERING WRITTEN NOTICE TO AUTOBYTEL OR AUTOWEB PURSUANT TO THE INSTRUCTIONS SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS; OR 3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON. STOCKHOLDERS WHO HAVE PREVIOUSLY RETURNED A PROXY CARD AND DO NOT WISH TO CHANGE THE VOTE CAST DO NOT NEED TO TAKE ANY FURTHER ACTION IN ORDER TO HAVE THEIR SHARES VOTED PURSUANT TO SUCH PROXY. STOCKHOLDERS WHO HAVE NOT YET RETURNED A PROXY CARD ARE URGED TO DO SO. YOUR VOTE IS VERY IMPORTANT. AN ADDITIONAL PROXY CARD IS ENCLOSED WITH THIS LETTER FOR USE BY STOCKHOLDERS WHO HAVE NOT VOTED OR WHO WISH TO CHANGE THEIR VOTE.

The Joint Proxy Statement/Prospectus contains important information which should be read carefully before any decision is made with respect to the Merger. The Joint Proxy Statement/Prospectus was filed by Autobytel and Autoweb with the Securities and Exchange Commission on July 18, 2001 as part of Autobytel's Registration Statement on Form S-4. Investors and securityholders may obtain a free copy of the Registration Statement, the Joint Proxy Statement/Prospectus and other reports, documents, proxy statements and other information filed by Autobytel and Autoweb with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The Joint Proxy Statement/Prospectus and these other documents may also be obtained free of charge from Autobytel by calling 949-862-1355 or by emailing to investor@Autobytel.com or from Autoweb by calling 800-707-9552.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.